UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus COVID-19 (“COVID-19”) outbreak (the “SEC Order”). The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish material with the SEC under Exchange Act Sections 13(a), 13(f), 14(a), 14(f), 15(d) and Regulations 13A, 13D and 13G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1 and 14f-1, as applicable, if certain conditions are satisfied.

Ability Inc. (the “Company”) will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In particular, the Company's employees, legal counsel and external auditor have been asked to work remotely and have had limited access to the Company’s headquarters during March and April 2020. As a result, the Company's books and records have not been easily accessible and communication among internal financial staff and external auditors, together with counsel, has been challenging, resulting in delay in preparation and completion of its consolidated financial statements and the substance of the Report, which has hindered the Company’s ability to complete its review and prepare the Report. Notwithstanding the foregoing, the Company expects to file the Report no later than June 15, 2020.

A novel strain of coronavirus, the COVID-19 virus, may adversely affect our business operations and financial condition.

In December 2019, an outbreak of the COVID-19 virus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the COVID-19 virus a global pandemic. This highly contagious disease has spread to most of the countries in the world and throughout the United States, creating a serious impact on customers, workforces and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and/or the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in costs, delays or disruptions in performance. These supply chain effects, and the direct effect of the virus and the disruption on our employees and operations, may negatively impact our financial condition and results of operations. Our employees, in many cases, are working remotely and using various technologies to perform their functions. In addition, as a result of the pandemic, we have placed a number of our non-management employees on unpaid leave, which will impact our operations/ We might experience delays or changes in customer demand, particularly if customer funding priorities change.

Both the health and economic aspects of the COVID-19 virus are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the coronavirus pandemic and associated protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues and financial condition; however, its ultimate impact is highly uncertain and subject to change.

As we disclosed in our Report on Form 6-K furnished to the SEC on December 3, 2019 we entered into new contracts for selling our strategic interception solutions, subject to certain approvals from local authorities and systems acceptances. Severe restrictions imposed by many countries on global travel have impeded our ability to complete the phase of the systems acceptances. We are making every effort to resolve this issue as soon as possible. However, additional hurdles beyond our control may arise in implementing this project.

We face risks relating to government spending and contracts with governments and governmental agencies, including decreases in government spending and new contracts as a result of the COVID-19 virus.

All of our revenues to date have been generated from engagements with various governments around the world, including national, regional and local governmental agencies, either directly or through resellers or integrators. We expect that sales to governments and governmental agencies, including through resellers or integrators, will continue to be the primary source of our revenues for the foreseeable future. Slowdowns, recessions, economic instability, political unrest, government changes, armed conflicts, pandemics or natural disasters around the world may cause governments and governmental agencies to delay, reduce or even cancel planned spending, reduce the scope of or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets, all of which could adversely affect our business.

Sales to governments and governmental agencies, including through resellers or integrators, are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government or applicable governmental agency, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or priorities, as a result of budgetary constraints or for other reasons, collection difficulties, increased or unexpected costs resulting in losses or reduced profits under fixed price contracts, and governmental agencies’ right to audit and investigate government contractors.

In particular, the worldwide outbreak of the COVID-19 virus has strained government resources and caused government to reconsider budget allocations. In addition, governments may have to limit additional spending due to the economic effects of actions taken to prevent the further spread of the COVID-19 virus. Further, the activities of many governments have been limited due to such action, with many of the employees of government agencies working from outside their offices or in more limited capacity. The foregoing may limit our ability to obtain new contracts with government agencies and may adversely affect our existing contracts with government agencies, all of which may have a material adverse effect on our financial condition and result of operations.

In addition, the market for the solutions and products we sell is highly dependent on the spending cycle and scope of federal, state, local and municipal governments, as well as those of security organizations in international markets. We cannot assure you that these spending cycles will materialize as we expect and that we will be positioned to benefit from these potential opportunities.

Furthermore, our engagements provide for customer acceptance of our solutions with a right of return, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete solutions or if the customer exercises its right of return, or, generally, termination of the engagement, would generally not entitle us to reimbursement for our incurred costs for work performed. While such occurrences have not happened in the past, we cannot be certain that we will not experience problems in the future in our performance of such government engagements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: April 28, 2020	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

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